Pricing supplement
To prospectus dated April 17, 2026,
prospectus supplement dated April 17, 2026,
product supplement no. 3-I dated April 17, 2026, and
underlying supplement no. 1-I dated April 17, 2026

Registration Statement Nos. 333-293684 and 333-293684-01 Dated October 23, 2026 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	$4,230,000 Auto Callable Dual Directional Buffered Return Enhanced Notes Linked to the S&P 500® Index due October 26, 2028 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	If the notes are not automatically called, investors will receive uncapped, leveraged exposure of 1.50 times any appreciation or a return equal to the absolute value of any depreciation (up to 20.00%) of the S&P 500® Index at maturity.
•	Investors should be willing to forgo interest and dividend payments and, if the notes are not automatically called and the Ending Index Level is less than the Initial Index Level by more than 20.00%, be willing to lose some or all of their principal amount at maturity.
•	The notes will be automatically called if the closing level of the Index is greater than or equal to the Initial Index Level on the Review Date.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	JPMorgan Chase & Co., our parent company, and/or its affiliates have previously agreed to make unconditional and irrevocable donations to Blue Star Families, Inc. (“Blue Star”), a nonprofit organization, to support military families by connecting them with their neighbors — individuals and organizations — to create communities of support. These donations are not contingent on the sale of the notes and will not impact the final terms of the notes. We or our affiliates expect to realize profits for assuming risks inherent in hedging our obligations under the notes. Some of these projected profits, if any, may be used to offset a portion of the donations. See “Supplemental Donation Information” in this pricing supplement.

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, a direct, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Index:	The S&P 500® Index (Bloomberg ticker: SPX)
Automatic Call:	On the Review Date, if the closing level of the Index is greater than or equal to the Initial Index Level, the notes will be automatically called for a cash payment plus a call premium amount per note that will be payable on the Call Settlement Date.
Payment if Called:	If the notes are automatically called, you will receive one payment of $1,000 plus a call premium amount equal to 9.55%.
Payment at Maturity:	If the notes have not been automatically called and the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by the Upside Leverage Factor. Accordingly, under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Index Return × Upside Leverage Factor)

If the notes have not been automatically called and the Ending Index Level is equal to the Initial Index Level, you will receive the principal amount of your notes at maturity.

If the notes have not been automatically called and the Ending Index Level is less than the Initial Index Level by up to the Contingent Buffer Amount, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Absolute Index Return, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Absolute Index Return)

Because the payment at maturity will not reflect the Absolute Index Return if the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount of 20.00%, your maximum payment at maturity if the Index Return is negative is $1,200.00 per $1,000 principal amount note.

If the notes have not been automatically called and the Ending Index Level is less than the Initial Index Level by more than 20.00%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Index Return)
If the notes have not been automatically called, you will lose some or all of your principal amount at maturity if the Ending Index Level is less than the Initial Index Level by more than 20.00%.
Upside Leverage Factor:	1.50
Contingent Buffer Amount:	20.00%
Pricing Date:	October 23, 2026
Original Issue Date:	On or about October 28, 2026 (Settlement Date)
Review Date*:	November 5, 2027
Call Settlement Date*:	November 10, 2027
Valuation Date*:	October 23, 2028
Maturity Date*:	October 26, 2028
Other Key Terms:	See “Additional Key Terms” in this pricing supplement
CUSIP:	46661QN43
*	Subject to postponement in the event of a market disruption event as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-12 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000.00	$17.50	$982.50
Total	$4,230,000.00	$74,025.00	$4,155,975.00
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $17.50 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The estimated value of the notes, when the terms of the notes were set, was $977.10 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 3-I dated April 17, 2026: https://www.sec.gov/Archives/edgar/data/19617/000121390026045198/ea0285802-20_424b2.pdf
•	Underlying supplement no. 1-I dated April 17, 2026: https://www.sec.gov/Archives/edgar/data/19617/000121390026045209/ea0285802-11_424b2.pdf
•	Prospectus supplement and prospectus, each dated April 17, 2026: https://www.sec.gov/Archives/edgar/data/19617/000095010326005889/crt_dp245141-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

Index Return:	(Ending Index Level – Initial Index Level) Initial Index Level
Absolute Index Return:	The absolute value of the Index Return. For example, if the Index Return is -5%, the Absolute Index Return will equal 5%.
Initial Index Level:	7,623.68, which was the closing level of the Index on the Pricing Date
Ending Index Level:	The closing level of the Index on the Valuation Date
JPMorgan Structured Investments —	PS- 1
Auto Callable Dual Directional Buffered Return Enhanced Notes Linked to the S&P 500® Index

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes a hypothetical Initial Index Level of 100.00 and reflects the call premium of 9.55%, the Upside Leverage Factor of 1.50 and the Contingent Buffer Amount of 20.00%. The hypothetical Initial Index Level of 100.00 has been chosen for illustrative purposes only and does not represent the actual Initial Index Level. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Review Date			The notes are not automatically called.
Closing Level of the Index on the Review Date	Appreciation/ Depreciation of Index on Review Date	Total Return on Call Settlement Date	Ending Index Level	Index Return	Total Return
160.00	60.00%	9.55%	160.00	60.00%	90.00%
150.00	50.00%	9.55%	150.00	50.00%	75.00%
140.00	40.00%	9.55%	140.00	40.00%	60.00%
130.00	30.00%	9.55%	130.00	30.00%	45.00%
120.00	20.00%	9.55%	120.00	20.00%	30.00%
110.00	10.00%	9.55%	110.00	10.00%	15.00%
105.00	5.00%	9.55%	105.00	5.00%	7.50%
102.50	2.50%	9.55%	102.50	2.50%	3.75%
100.00	0.00%	9.55%	100.00	0.00%	0.00%
97.50	-2.50%	N/A	97.50	-2.50%	2.50%
95.00	-5.00%	N/A	95.00	-5.00%	5.00%
90.00	-10.00%	N/A	90.00	-10.00%	10.00%
80.00	-20.00%	N/A	80.00	-20.00%	20.00%
79.99	-20.01%	N/A	79.99	-20.01%	-20.01%
70.00	-30.00%	N/A	70.00	-30.00%	-30.00%
60.00	-40.00%	N/A	60.00	-40.00%	-40.00%
50.00	-50.00%	N/A	50.00	-50.00%	-50.00%
40.00	-60.00%	N/A	40.00	-60.00%	-60.00%
30.00	-70.00%	N/A	30.00	-70.00%	-70.00%
20.00	-80.00%	N/A	20.00	-80.00%	-80.00%
10.00	-90.00%	N/A	10.00	-90.00%	-90.00%
0.00	-100.00%	N/A	0.00	-100.00%	-100.00%
JPMorgan Structured Investments —	PS- 2
Auto Callable Dual Directional Buffered Return Enhanced Notes Linked to the S&P 500® Index

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: On the Review Date, the level of the Index increases from the Initial Index Level of 100.00 to a closing level of 102.50. The notes are automatically called.

Because the closing level of the Index on the Review Date is greater than the Initial Index Level of 100.00, the notes are automatically called and the investor receives a payment on the Call Settlement Date of $1,095.50 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 9.55%) = $1,095.50

Example 2. The notes are not automatically called on the Review Date, and the level of the Index decreases from the Initial Index Level of 100.00 to an Ending Index Level of 95.00.

Although the Index Return is negative, because the Ending Index Level of 95.00 is less than the Initial Index Level of 100.00 and the Index Return of -5.00% does not exceed the Contingent Buffer Amount of 20.00%, the Absolute Index Return is 5.00%. Accordingly, the investor receives a payment at maturity of $1,050.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5.00%) = $1,050.00

Example 3. The notes are not automatically called on the Review Date, and the level of the Index increases from the Initial Index Level of 100.00 to an Ending Index Level of 105.00.

Because the Ending Index Level of 105.00 is greater than the Initial Index Level of 100.00 and the Index Return is 5.00%, the investor receives a payment at maturity of $1,075.00 per $1,000.00 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5.00% × 1.50) = $1,075.00

Example 4: The notes are not automatically called on the Review Date, and the level of the Index decreases from the Initial Index Level of 100.00 to an Ending Index Level of 80.00.

Although the Index Return is negative, because the Ending Index Level of 80.00 is less than the Initial Index Level of 100.00 by up to the Contingent Buffer Amount of 20.00% and the Absolute Index Return is 20.00%, the investor receives a payment at maturity of $1,200.00 per $1,000 principal amount note, the maximum payment at maturity if the Index Return is negative, calculated as follows:

$1,000 + ($1,000 × 20.00%) = $1,200.00

Example 5: The notes are not automatically called on the Review Date, and the level of the Index decreases from the Initial Index Level of 100.00 to an Ending Index Level of 40.00.

Because the Ending Index Level of 40.00 is less than the Initial Index Level of 100.00 by more than the Contingent Buffer Amount of 20.00% and the Index Return is -60.00%, the investor receives a payment at maturity of $400.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -60.00%) = $400.00

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 3
Auto Callable Dual Directional Buffered Return Enhanced Notes Linked to the S&P 500® Index

Selected Purchase Considerations

•	APPRECIATION POTENTIAL — If the closing level of the Index is greater than or equal to the Initial Index Level on the Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus a call premium of 9.55%.

If the notes are not automatically called, the notes will provide the opportunity to earn an uncapped, leveraged return equal to any positive Index Return multiplied by the Upside Leverage Factor. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined based on the movement of the level of the Index. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.

•	POTENTIAL FOR UP TO A 20.00% RETURN ON THE NOTES EVEN IF THE INDEX RETURN IS NEGATIVE — If the notes are not automatically called and the Ending Index Level is less than the Initial Index Level by up to the Contingent Buffer Amount, you will earn a positive, unleveraged return on the notes equal to the Absolute Index Return. Under these circumstances, you will earn a positive return on the notes even though the Ending Index Level is less than the Initial Index Level. For example, if the Index Return is -5%, the Absolute Index Return will equal 5%. Because the payment at maturity will not reflect the Absolute Index Return if the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount of 20.00%, your maximum payment at maturity if the Index Return is negative is $1,200.00 per $1,000 principal amount note.
•	POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is approximately two years, the notes will be automatically called before maturity if the closing level of the Index on the Review Date is greater than or equal to the Initial Index Level, and you will be entitled to a call premium of 9.55%. Even in the case where the notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.
•	RETURN LINKED TO THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For additional information about the S&P 500® Index, see “Equity Index Descriptions — The S&P U.S. Indices” in the accompanying underlying supplement.
•	TAX TREATMENT — You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Latham & Watkins LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “United States Federal Taxation — Tax Consequences to U.S. Holders — Program Securities Treated as Prepaid Financial Contracts That are Open Transactions” in the accompanying prospectus supplement. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. Treasury and the IRS previously requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and indicated that such transactions may be the subject to future regulations or other guidance. Treasury and the IRS have never proposed any such guidance and recently withdrew and obsoleted the Notice which requested such comments, stating that comments are no longer needed. In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated in the future could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations. Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2029 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, our special tax counsel is of the opinion that Section 871(m) should not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including redemption at maturity, of a note, although under recently proposed

JPMorgan Structured Investments —	PS- 4
Auto Callable Dual Directional Buffered Return Enhanced Notes Linked to the S&P 500® Index

regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. If the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount of 20.00%, the benefit provided by the Contingent Buffer Amount will terminate and you will be exposed to a loss. In this case, for every 1% that the Ending Index Level is less than the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 20.00% of your principal amount at maturity and may lose all of your principal amount at maturity.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	REINVESTMENT RISK — If your notes are automatically called, the term of the notes may be reduced to as short as approximately one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.
•	THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER AMOUNT MAY TERMINATE ON THE VALUATION DATE — If the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount, the benefit provided by the Contingent Buffer Amount will terminate and you will be fully exposed to any depreciation of the Index from the Initial Index Level to the Ending Index Level.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT ACTIVITIES AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent activities beyond the issuance and administration of our securities and the collection of intercompany obligations. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of JPMorgan Chase & Co. to make payments under loans made by us to JPMorgan Chase & Co. or under other intercompany agreements. As a result, we are dependent upon payments from JPMorgan Chase & Co. to meet our obligations under the notes. We are not an operating subsidiary of JPMorgan Chase & Co. and in a bankruptcy or resolution of JPMorgan Chase & Co. we are not expected to have sufficient resources to meet our obligations in respect of the notes as they come due. If JPMorgan Chase & Co. does not make payments to us and we are unable to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co. For more information, see “Risk Factors — Holders of securities issued by JPMorgan Financial may be subject to losses if JPMorgan Chase & Co. were to enter into a resolution” in the accompanying prospectus supplement.
•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities included in the Index would have.
•	VOLATILITY RISK — Greater expected volatility with respect to the Index indicates a greater likelihood as of the Pricing Date that the Ending Index Level could be less than the Initial Index Level by more than the Contingent Buffer Amount. The Index’s volatility, however, can change significantly over the term of the notes. The Index closing level could fall sharply during the term of the notes, which could result in your losing some or all of your principal amount at maturity.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
JPMorgan Structured Investments —	PS- 5
Auto Callable Dual Directional Buffered Return Enhanced Notes Linked to the S&P 500® Index

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, the estimated cost of hedging our obligations under the notes and the fees, if any, paid for third-party data analytics and/or electronic platform services. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, estimated hedging costs and fees, if any, paid for third-party data analytics and/or electronic platform services that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount and/or fees for use of an electronic platform to facilitate secondary market activity. Any sale by you prior to the
JPMorgan Structured Investments —	PS- 6
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Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity”.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Index

•	JPMORGAN CHASE & CO. IS CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE INDEX — JPMorgan Chase & Co. is currently one of the companies that make up the Index, but JPMorgan Chase & Co. will have no obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index.
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Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical closing levels of the Index from January 8, 2021 through October 23, 2026. The closing level of the Index on October 23, 2026 was 7,623.68.

We obtained the closing levels of the Index above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Review Date or the Valuation Date. There can be no assurance that the performance of the Index will result in the return of any of your principal amount.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, the estimated cost of hedging our obligations under the notes and the fees, if any, paid for third-party data analytics and/or electronic platform services. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

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Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs, our internal secondary market funding rates for structured debt issuances and the fees paid for third-party data analytics and/or electronic platform services. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to the S&P 500® Index” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes and plus the fees, if any, paid for third-party data analytics and/or electronic platform services.

Supplemental Donation Information

JPMorgan Chase & Co., our parent company, and/or its affiliates (“J.P. Morgan”) have previously agreed to make unconditional and irrevocable donations of $1,000,000, in the aggregate, to Blue Star to support military families by connecting them with their neighbors — individuals and organizations — to create communities of support. See Annex A in this pricing supplement for more information about Blue Star. There is no assurance that Blue Star’s stated mission or community goals will be achieved or that J.P. Morgan’s donations will have a positive impact on strengthening the military community supported by Blue Star. These donations and the amounts of these donations are not contingent on the sale of the notes and will not impact the final terms of the notes.

We or our affiliates expect to realize profits for assuming risks inherent in hedging our obligations under the notes.  Some of these projected profits, if any, may be used to offset a portion of the donations.

The issuance of the notes and the related use of proceeds described above are not intended to comply with the Social Bond Principles, June 2023 (the “Principles”).  The Principles are voluntary process guidelines published by the International Capital Markets Association for the issuance of social bonds developed by a committee of issuers, investors and other market participants. We cannot assure you that the donations to Blue Star meet your expectations concerning social investing, expectations for sustainable finance products or any criteria or guidelines with which you are required to comply.

Validity of the Notes and the Guarantee

In the opinion of Latham & Watkins LLP, as special product counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been issued by JPMorgan Financial pursuant to the indenture, the trustee and/or paying agent has made, in accordance with the instructions from JPMorgan Financial, the appropriate entries or notations in its records relating to the master global note that represents such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such special product counsel expresses no opinion as to (x) (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of the JPMorgan Chase & Co.’s obligation under the related guarantee or (y) the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of the stated principal amount upon acceleration of the notes to the extent determined to constitute unearned interest. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 24, 2026, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on February 24, 2026.

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Annex A

Blue Star Families, Inc.

J.P. Morgan has previously agreed to make unconditional and irrevocable donations of $1,000,000, in the aggregate, to Blue Star Families, Inc. (“Blue Star”) to support military families by connecting them with their neighbors — individuals and organizations — to create communities of support. There is no assurance that Blue Star’s stated mission or community goals will be achieved or that J.P. Morgan’s donations will have a positive impact on strengthening the military community supported by Blue Star. These donations and the amounts of these donations are not contingent on the sale of the notes and will not impact the final terms of the notes.

We have derived certain information about Blue Star set forth below including, without limitation, the families supported by Blue Star, the services offered by Blue Star and Blue Star’s mission from publicly available information, without independent verification.

Blue Star’s Mission

Blue Star states that it was created to empower military families to thrive as they serve. Blue Star states that it is committed to strengthening military families by connecting them with their neighbors — individuals and organizations — to create vibrant communities of mutual support that will help them overcome the isolation and alienation of frequent moves, deployments and reduced support from the government.

Blue Star’s Community Goals

Examples of Blue Star’s community goals that J.P. Morgan’s fixed donations are intended to support are described below:

Fight economic insecurity	Provide resources that foster spouse career development.
Create family strength	Provide family programming and peer support for caregivers.
Support organizations that help military-connected families	Provide grants to organizations that help military-connected families thrive in their communities.
Undertake research	Use research to provide insights and empirically-driven recommendations that raise the nation’s awareness of the unique challenges of military and veteran family life.

There is no assurance that Blue Star’s stated mission or community goals will be achieved or that J.P. Morgan’s donations will have a positive impact on strengthening the military community supported by Blue Star.

J.P. Morgan’s donations are not intended to comply with the Social Bond Principles, June 2023. These donations are not a Commercial Co-Venture with Blue Star.

JPMorgan Structured Investments —	A- 1
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